Exhibit 99.3

FOR IMMEDIATE RELEASE


NEWS RELEASE

               Wireless Ventures, Inc. calls off acquisition of
                       The Wireless Stock Xchange, Inc.


New York, NY - October 30, 2000 - Wireless Ventures, Inc. (OTCBB:WLSV) today announced that it will not consummate the transactions contemplated under the Stock Purchase Agreement between Wireless Ventures and The Wireless Stock Xchange, Inc, among others as certain conditions required to close the transaction have not been met.

Mr. John Simmonds, CEO of Wireless Ventures, stated "Certain recent material events have raised concern as to the ability of the company to realize the potential of the business plan as originally contemplated. In lengthy discussions with the principals involved, we have been unable to resolve these issues. Accordingly, we will not be going forward with the original agreement."

Wireless Ventures, Inc. is a Delaware corporation whose shares are quoted on the NASD's over-the-counter Bulletin Board.

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For further information contact:
                        Angelo MacDonald, investor relations
416-566-5864